Exhibit 99.1

Press Release

GasLog Ltd. announces the acquisition of a new LNG carrier

MONACO — Sep. 6th, 2013 — GasLog Ltd. ("GasLog" or the "Company") (NYSE: GLOG) today announced that it has signed a memorandum of agreement to acquire the STX Frontier, a 2010-built, 153,600 cubic meter LNG carrier from STX Pan Ocean LNG PTE. Ltd. ("STX Pan Ocean"), a Singapore based company. The intention is that GasLog will take over the vessel from STX Pan Ocean early in the fourth quarter of 2013 in Spain, which makes her well positioned to take advantage of the current tight supply of tonnage for this winter, in the Atlantic.

Paul Wogan, CEO; said, "We are delighted to announce this acquisition. We believe this modern asset will provide great value for our shareholders based on the attractive purchase price and our expectations for the charter market going forward.

We are also extremely pleased that we have now demonstrated our ability to execute on the two separate growth strategies that we have been articulating to our investors since becoming a public company. Including this latest purchase with the four ships we ordered earlier this year we have been able to grow our owned fleet by 50%. We have accomplished this by adding the previously announced medium to long term chartered newbuildings at attractive rates and now with the opportunistic acquisition of a second-hand ship. The acquisition cost of the vessel is in the vicinity of USD 160 million, which we feel is a very attractive price. The opportunity to acquire the vessel at this price was a consequence of the well-publicized difficulties, which STX Pan Ocean has been encountering. The price reflected the ability of GasLog to acquire the slip at short notice and without a committed charter, hence enabling the vendor to use the funds positively as part of their own reconstruction. This speaks to the strength of the operation and financial platform, which the Company has created.

With this acquisition we are further building a strategic mix of potentially more opportunistic vessels that complement our existing portfolio of medium- to long term fixed vessels. We think this mixed portfolio is the best way to maximize risk adjusted returns to our shareholders in what we believe will be a very positive long-term LNG transportation market.”

Simon Crowe, CFO; said, “Our current financial position and bank financing commitments should allow us to complete our newbuilding program and to fund this vessel without the need to issue additional GasLog common shares.

As our portfolio mix develops and grows, it will allow us to be more innovative with our capital structure as we asses the different financial alternatives we have available to us. This ensures that we maximize value for our shareholders.

The strength of the underlying business, with over $2.2 billion of contracted revenue, combined with our operational platform mean that we are well placed to take advantage of further opportunities and to optimize our charter portfolio in what we currently see as a tight short term market.”

The transaction has been approved by the Korean Courts and the Board of Directors of GasLog, and remains subject to customary closing conditions, including satisfactory documentation.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. Following this announcement, GasLog’s fleet consists of 15 wholly-owned LNG carriers, including two ships delivered in 2010, four ships delivered in 2013 and eight LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividends payments, future capital expenditures and dry-docking costs and new build vessels and expected delivery dates, are forward looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand and opportunities for the profitable operations of LNG carriers; our continued ability to enter into multi-year time charters with our customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of the worldwide economic slowdown; future operating or financial results and future revenue and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, and funding by banks of their financial commitments; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to enter into shipbuilding contracts for newbuilding ships and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuilding ships and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under multi-year charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed March 28, 2013. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Paul Wogan (CEO)

Phone: +377 97975120

Thor Knappe (SVP)

Phone: +377 9797 5117

Ray Posadas, (Solebury Communications, NYC)

Phone: +1 203-428-3231

Email: ir@gaslogltd.com